As filed with the Securities and Exchange Commission on February 24, 2000 Registration No. 333-30130

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           ---------------------------
                                   FORM S-3/A

                                       ON

                                    FORM S-2

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933
                           ---------------------------

                           ACCENT COLOR SCIENCES, INC.
             (Exact Name of Registrant as Specified in its Charter)
                           ---------------------------

(State or other Jurisdiction of    (Address, including Zip Code, and Telephone       (I.R.S. Employer
  Incorporation or Organization)   Number, including Area Code, of Registrant's   Identification Number)
                                          Principal Executive Offices)

            CONNECTICUT                    800 Connecticut Boulevard                   06-1380314
                                      East Hartford, Connecticut, 06108
                                                (860) 610-4000

                           ---------------------------
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

            Charles E. Buchheit                                   Copy to:
                                                                  --------
 President and Chief Executive Officer                    Willard F. Pinney, Jr.
      Accent Color Sciences, Inc.                Murtha, Cullina, Richter and Pinney, LLP
       800 Connecticut Boulevard                 CityPlace I185 Asylum Street, 29th Floor
    East Hartford, Connecticut 06108                 Hartford, Connecticut 06103-3469
             (860) 610-4000                                   (860) 240-6000

                         ---------------------------
         Approximate date of the start of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.[X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------- ----------------------- ------------------ --------------------- --------------------
 Title of each class         Amount to be       Proposed maximum     Proposed maximum         Amount of
 of securities to be          registered         offering price     aggregate offering    registration fee
      registered                                   per unit(1)            price
----------------------- ----------------------- ------------------ --------------------- --------------------

common stock,
no par value per              12,418,750             $.8925            $11,083,734          $2,926.10(2)
        share                   shares
----------------------- ----------------------- ------------------ --------------------- --------------------

(1) Estimated in accordance with Rule 457(c) under the Securities Act of 1933, solely for the purpose of calculating the registration fee based upon the average of the high and low sale prices reported on the Over-the-Counter Bulletin Board system on February 7, 2000.

(2) Fee paid previously in connection with the registration statement on Form S-3 filed on February 11, 2000 (file no. 333-30130).

The registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                   PROSPECTUS

                        12,418,750 SHARES OF COMMON STOCK

                           ACCENT COLOR SCIENCES, INC.

                           ---------------------------

         This prospectus relates to the registration for resale of up to 12,418,750 shares of common stock of Accent Color Sciences, Inc. that are offered by certain of our shareholders named in this prospectus. The shares offered for sale are issuable upon conversion of some or all of the outstanding shares of our Series C Convertible Preferred Stock or have been issued in connection with a private placement of our common stock or are issuable upon the exercise of certain warrants that we have granted. Please see "Selling Stockholders."

         We will not receive any of the proceeds from sales of the shares of common stock by the selling stockholders, all of which will go to the selling stockholders.

         Our common stock is traded on the Over-the-Counter Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "ACLR". The selling stockholders may sell their shares of common stock in transactions reported on the OTC Bulletin Board or may offer their shares for sale through other public or private transactions. Please see "Plan of Distribution."

         On February 22, 2000, the last reported sale price of our common stock as reported on the OTC Bulletin Board was $.94 per share.

                           ---------------------------

         The shares of common stock offered hereby involve a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 2 for a discussion of certain factors that you should consider before you purchase any shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            The date of this prospectus is __________________, 2000.

                                TABLE OF CONTENTS

                                                                           PAGE

About Accent Color Sciences, Inc..............................................2
Risk Factors..................................................................2
Forward Looking Statements...................................................12
Recent Developments..........................................................12
Where You Can Find More Information..........................................14
Documents We Incorporate By Reference .......................................14
Selling Stockholders ........................................................15
Use of Proceeds..............................................................19
Plan of Distribution ........................................................20
Description of Our Securities................................................22
Legal Matters ...............................................................25
Experts .....................................................................25
Index to Exhibits............................................................27

                        ABOUT ACCENT COLOR SCIENCES, INC.

         We design, manufacture and sell innovative, high-speed, highlight color printing systems ("Truecolor Systems") for integration with digital, high-speed, monochrome printers and also sell related consumables. Highlight color printing involves the use of color to enhance traditional monochrome documents by accenting critical information, such as a balance due on a billing statement, or by printing graphics, like a company logo. Truecolor Systems are designed to print highlight color in high-speed, high-volume applications at a low incremental cost per page without diminishing the speed or performance of the high-speed, monochrome host printer or affecting the end user's existing operational methods. They are capable of printing up to 501 pages per minute, simultaneously utilizing up to eight different colors, including custom colors, to print or highlight fixed or variable data.

         Truecolor Systems combine our proprietary paper handling technology with patented ink jet technology from Spectra, Inc. We currently sell Truecolor Systems under agreements with two original equipment manufacturers, International Business Machines Corporation and Xerox Corporation, for resale by them as IBM or Xerox products. We also sell consumables including standard and custom color wax-based inks, as well as spare parts used with Truecolor Systems. We expect that consumables will generate recurring revenue that we believe will increase as the installed base and usage of Truecolor Systems increase.

         Accent Color was incorporated under the laws of Connecticut in May 1993. Our principal executive offices are located at 800 Connecticut Boulevard, East Hartford, Connecticut, 06108. Our telephone number at that address is (860) 610-4000.

                                  RISK FACTORS

         An investment in Accent Color common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus and the documents we incorporate by reference in evaluating our company before you purchase any shares of our common stock. The risks we describe below are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or that we currently deem immaterial, may also adversely affect our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this case, the trading price of the common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

         WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED LOSSES SINCE OUR INCEPTION. IF WE CONTINUE TO LOSE MONEY, OUR OPERATIONS MAY NOT BE FINANCIALLY VIABLE.

         Accent Color was formed in May 1993 and has a limited operating history. We have incurred losses in each year since our founding and incurred a net loss of $9,769,853 (before imputed dividend on preferred stock) for the year ended December 31, 1998 and a net loss of $3,973,854 (before imputed dividend on preferred stock) for the first nine months of 1999. As a result of these losses, as of September 30, 1999, we had an accumulated deficit of $51,588,818. Before any imputed dividends or charges related to potentially beneficial conversion features associated with the series C preferred stock, we expect to incur quarterly net losses through at least the second quarter of 2000 and a net loss for fiscal year 2000. We cannot assure you that thereafter we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis or that profitability, if achieved, will be sustained.

         The anticipated increase in our operating expenses caused by any expansion of our manufacturing and marketing operations could have a material adverse effect on our operating results if revenue does not increase at an equal or greater rate. Also, our expenses for these and other activities are based in significant part on our expectations regarding future revenue and are fixed to a large extent in the short term. We may not be able to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls.

         WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE TO FUND OUR OPERATING AND CAPITAL REQUIREMENTS.

         Since our inception, we have raised additional funding from time to time as we have increased our marketing, sales and service efforts, continued our research and development activities for the enhancement of Truecolor Systems and increased production of our Truecolor Systems. To date, we have financed our operations through customer payments, borrowings and the sale of debt and equity securities.

         Although we experienced a slowdown in shipments of our products during the latter half of 1999, which we believe to be due to year 2000 concerns, we have received contractual orders and commitments for Truecolor Systems from our original equipment manufacturer ("OEM") customers of approximately $10 million, which are deliverable in the year 2000. These currently anticipated levels of revenue and cash flow are subject to many uncertainties and cannot be assured. Further, we may change our business plans, or unforeseen events may occur which might require us to raise additional funds. The need for, and the amount of, additional funds we may require will depend on many factors, including

         o the extent and timing of sales of our Truecolor Systems,

         o the  cost  associated  with  sales,   marketing  and  customer
           technical support efforts, and

         o our operating results.

         We cannot assure you that, if needed, additional financing will be available, or available on acceptable terms. If we are unable to obtain needed additional financing or generate sufficient cash from our operations, we may have to reduce or eliminate expenditures for research and development, production or marketing of our products, or otherwise curtail or discontinue our operations. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

         WE ARE DEPENDENT ON A SINGLE PRODUCT LINE.

         We do not have a variety of product lines. We anticipate that we will derive substantially all of our revenue in the foreseeable future from sales of Truecolor Systems, related consumables and spare parts to our principal OEM customers. If we are unable to generate enough sales of Truecolor Systems, wax-based ink and/or spare parts due to market conditions, manufacturing difficulties or other reasons, we may be unable to continue our business. Since we only have a single product line, we are particularly vulnerable to the successful introduction of competitive products by existing or potential competitors, including our OEM customers.

         WE HAVE A LIMITED HISTORY OF PRODUCT MANUFACTURING.

         We have a limited manufacturing history and cannot assure that we can make a successful transition to high-volume production. So far, we have manufactured only limited quantities of Truecolor Systems and manufacturing costs have approximated the average selling price of a unit. To make a profit we must manufacture our products in enough quantities and at acceptable costs. Future production in enough quantities may pose technical and financial challenges for us. Our failure to successfully transition and manufacture our products at a cost adequately below their selling price could have a material adverse effect on our business, financial condition and results of operations.

         WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR PRODUCTS.

         Our products are designed for the digital, high-speed production printing and production publishing market segments that have traditionally relied on monochrome print. We cannot assure that we will successfully develop or market our existing or future products or, if any of these products achieve market acceptance, that we can grow or even sustain market acceptance. Any actual or perceived problems with our products, whether or not they are significant, could have a material adverse effect on market acceptance of these products. Our existing and potential customers may conclude that our products suffer from real or perceived problems. Even in the absence of any real or perceived problems, our products may fail to achieve market acceptance.

         A failure of our products to achieve market acceptance for any reason could have a material adverse effect on our business, financial condition and results of operations. In addition, the announcement by us or our OEM customers or competitors of new products and technologies could cause customers to defer purchases of our existing products, which could have a material adverse effect on our business, financial condition and results of operations.

         WE HAVE A CONCENTRATED CUSTOMER BASE, THEREFORE THE LOSS OF A SINGLE CUSTOMER COULD NEGATIVELY AFFECT OUR REVENUES AND OPERATING RESULTS.

         We anticipate that sales of our Truecolor Systems and consumables to a limited number of customers will account for substantially all of our revenue. We have existing contracts with two customers IBM and Xerox (as the successor to Groupe SET). Generally, our customers provide estimates, but not guarantees, of their future orders. We cannot assure you that these customers will purchase a significant volume of our products. A substantial difference between estimated orders and actual orders by any one of our customers, or the failure of our customers to purchase a significant number of our products, could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our OEM customers, including IBM and Xerox, or other companies will not compete with us in the future.

         WE RELY ON THIRD PARTY MARKETING, DISTRIBUTION AND SUPPORT.

         A significant element of our marketing strategy is to form alliances with third parties for the marketing and distribution of our products. We cannot assure you that

          o we can maintain our existing alliances or form and maintain alliances with other parties;

          o    we  can  satisfy  our  contractual   obligations   with  our  OEM
               customers; or

          o our OEM customers will devote adequate resources to market and distribute our products successfully.

         Since our products are marketed and distributed via third parties we have:

          o a limited ability to interact with the users of our products and to observe their experience with our products;

          o a lack of control of the marketing, distribution and support efforts of our OEM customers that may make us less responsive in recognizing and correcting any problems experienced by the OEM customers or the end users;

          o a lack of control as to the timing of the introduction of our products; and

          o less information regarding the amount of inventory currently available and this may reduce our ability to predict fluctuations in revenue due to a surplus or a shortage of inventory.

         The foregoing results of our reliance on third parties to market and distribute our products could have a significant adverse effect on our business, financial condition and results of operations. In addition, any disruption in our relationships with IBM or Xerox, or any future customer, may have a material adverse effect on our ability to successfully market our Truecolor Systems to customers.

         WE ARE DEPENDENT ON A SOLE SOURCE SUPPLIER FOR A KEY COMPONENT OF OUR PRODUCTS.

         We are dependent on Spectra, a wholly owned subsidiary of Markem, Inc., as our sole source supplier of ink jet printheads and the hot melt, wax-based inks used by Truecolor Systems. Spectra has agreed to supply us with ink jet printheads and wax-based inks under a supply agreement, subject to a number of conditions. We have an exclusive right, under an agreement with Spectra, to supply products including Spectra's ink jet printheads in the worldwide market for printing color on the output from specified high-speed, monochrome printers marketed by Xerox, IBM and certain other parties through December 31, 2002, however, we are currently not in compliance with certain volume purchase requirements necessary to maintain such exclusivity. Therefore, Spectra could terminate our right of exclusivity, if it chose to do so, but not our right to purchase products from Spectra. We also have an option to renew this agreement for an additional seven year term. Our reliance on Spectra involves the risks that we may

         o be unable to obtain an adequate supply of required printheads or inks from another supplier in the event that Spectra is unable or unwilling to do so; and

         o have a reduced level of control over the quality, pricing and timing of delivery of these items.

         As we increase the production of Truecolor Systems, we will become more reliant upon Spectra's ability to manufacture and deliver ink jet printheads under the supply agreement. Any interruption in our ability to obtain Spectra printheads of an acceptable quality within the time frame required by us at an affordable cost could result in delays and increased costs which would have a material adverse effect on our business, financial condition and results of operations.

         WE DEPEND ON MAJOR SUBCONTRACTORS AND SUPPLIERS.

         We rely on subcontractors and other parties to manufacture, subassemble and perform certain testing of some modules and parts of Truecolor Systems. Currently, our ink jet printheads are manufactured solely by Spectra. We currently perform the final assembly and testing of various Truecolor System components and of each complete Truecolor System. We plan to hire other parties to manufacture major components and complete final assembly and testing of Truecolor Systems in-house. If we do not develop relationships with, or lose, these subcontractors or suppliers, or if the subcontractors or suppliers fail to meet our price, quality, quantity and delivery requirements, then we may suffer a material adverse effect on our business, financial condition and results of operations.

         WE ARE RESPONSIBLE FOR PRODUCT WARRANTIES AND HAVE AGREED TO REPAIR OR REPLACE OUR PRODUCTS IF DEFECT RATES ARE EXCESSIVE.

         We warrant that our Truecolor Systems are free of defects in workmanship and materials. We have also agreed to repair or replace defective products without charge when defect rates are excessive. We cannot assure that we will not experience more warranty claims or product failure rates than we expected when we originally priced our products and spare parts. Any excess warranty claims or product failure rates could have a material adverse effect on our business, financial condition and results of operations.

         WE DEPEND ON KEY MANAGEMENT PERSONNEL FOR OUR SUCCESS.

         We are substantially dependent on the capabilities and services of our key technical and management personnel, some of whom have been instrumental in developing our products and establishing and maintaining strategic relationships with our key suppliers and major OEM customers. These personnel include Richard
J. Coburn, our co-founder and chairman of the board of directors, and Charles E. Buchheit, our president and chief executive officer. Mr. Buchheit has an employment agreement with us that expires on April 14, 2001. Mr. Buchheit may terminate his employment relationships with us at any time with no penalty other than the loss of future compensation.

         The loss or interruption of the continued service of, and the failure to promptly replace, either of these key personnel could significantly delay and may prevent the achievement of our business objectives.

         In addition, our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these employees is intense and increasing. We may not be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure of us to do so would have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR INDUSTRY

         OUR   SUCCESS   DEPENDS  ON  THE   ABILITY  TO  KEEP  PACE  WITH  RAPID
         TECHNOLOGICAL ADVANCES IN THE HIGH-SPEED PRINTER INDUSTRY.

         The high-speed printer industry is characterized by evolving technology and changing market requirements. Our future success depends our ability to continue to develop and manufacture new products and to enhance existing products. Consequently, the enhancement of our products is a development priority. However, in a new and evolving market, customer preferences can change rapidly and new technology could render existing technology and product inventory obsolete. Our failure in responding adequately to changes in our target market, in developing or acquiring new technology or successfully conforming to market preferences could depress sales of our existing products and technologies. This may result in declining prices and inventory obsolescence which would have a material adverse effect on our business, financial condition and results of operations.

         OUR FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS.

         Because our business depends on technology, we believe the maintenance of our patents, trademarks, service marks and other proprietary rights in our unpatented know-how and common law trademarks and service marks are important for our success and competitive position. We have secured three patents from the U.S. Patent and Trademark office relative to the mechanical design of our paper handling and color printing system, which form the core of the Truecolor Systems. In addition, we have applied for additional U.S. and foreign patent protection relative to our products.

         Our efforts to detect misappropriation of these rights may be inadequate to prevent others, including our OEM customers, from imitating our products and infringing on our intellectual property rights. It is possible that, if challenged, our intellectual property rights may be narrowed or held invalid by a court of competent jurisdiction. The sale of our copied products by others could depress sales of our products which could materially adversely impact our business, financial condition and results of operations.

         WE RELY ON THE EFFORTS OF A MAJOR SUPPLIER TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS.

         We have an exclusive right, under an agreement with Spectra, to supply products including Spectra's ink jet printheads to our customers. To the extent that wax-based inks and ink jet printheads purchased from Spectra are covered under patents or licenses, we rely on Spectra's rights under its patents and licenses and Spectra's willingness and ability to enforce them. We cannot assure that Spectra will be willing or able to enforce its patents and maintain its licenses against third parties. Any unwillingness or inability to do so by Spectra could have a material adverse effect on our business, financial condition and results of operations.

         CLAIMS MADE BY THIRD PARTIES THAT WE INFRINGE THEIR PROPRIETARY RIGHTS COULD RESULT IN INCREASED COSTS.

         We believe that our products and technology do not infringe any existing proprietary rights of others. Third parties may, however, assert infringement claims against us in the future. We may be unable to successfully defend against these claims. For example, third party competitors, including our OEM customers, could assert rights in our intellectual property rights or claim that the products we offer have violated their proprietary rights. In addition, our competitors may have filed for patent protection that is not as yet a matter of public knowledge. Moreover, a court could interpret a third-party's patents broadly so as to cover some of our products.

         We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights, whether or not the assertion of the claim is valid, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute or market its products and services in the U.S. or abroad. Any unfavorable judgment could have a material adverse effect on our business, financial condition and results of operations.

         In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses of that intellectual property in order to use technology we need to conduct our business. We cannot assure you that we could obtain a license on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

         We are required to indemnify any of our OEM customers against third party infringement claims. As a result, our business, financial condition and results of operations could be materially adversely affected if any such infringement claims are asserted against our OEM customers.

         COMPETITION COULD PREVENT OUR EFFORTS TO ESTABLISH MARKET ACCEPTANCE FOR OUR PRODUCTS AND HARM OUR BUSINESS.

         Our competitors may be able to develop products that are more attractive to customers than our products. We compete, in significant part, on the basis of advanced proprietary technology in the areas of paper handling, ink jet color printing and interface software which allows our products to print variable data, in multiple standard and custom colors at high speeds.

         Competition to supply high-speed color printing is fragmented. Many of our competitors and potential competitors have substantially greater financial and technical resources, longer operating histories, greater name recognition and more extensive customer bases that could be used to gain market share or product acceptance. In addition to direct competition from other firms utilizing high-speed color technologies, we face potential direct competition from firms improving technologies used in low-speed to medium-speed color printers and indirect competition from firms producing pre-printed forms.

         Other companies may introduce products or product improvements based on new technologies with little or no advance notice. Manufacturers of high-speed, monochrome printers may also, in time, develop comparable or more effective color capability within their own products which may render our products obsolete. There can be no assurance that we will be able to compete against future competitors successfully or that competitive pressures we face will not have a material adverse effect upon the success of our business and financial condition.

         OUR OEM CUSTOMERS MARKET AND SELL OUR PRODUCTS INTERNATIONALLY.

        As part of our business strategy, our OEM customers market and sell our products to end users outside the United States. International sales are subject to certain inherent risks, including:

          o    unexpected changes in regulatory requirements;

          o    export and import restrictions, tariffs and other trade barriers;

          o    government controls and potential political instability; and

          o    potentially adverse tax consequences.

         Any of the above factors could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THE OFFERING

         WE HAVE A LIMITED MARKET FOR OUR COMMON STOCK AND OUR STOCK PRICE IS VOLATILE.

         Our common stock is currently quoted and traded in the over-the-counter market on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc under the symbol "ACLR." Trading on the NASD OTC Bulletin Board is sporadic and can be highly volatile. The market price of our common stock has fluctuated in the past and may continue to be volatile in the future. As a result of these factors, an investor will likely find it more difficult to sell our stock or to obtain accurate quotations as to the price of our stock than if the stock were traded on a national securities exchange or on the Nasdaq national market.

         OUR QUARTERLY OPERATING RESULTS MAY NOT BE A GOOD INDICATOR OF FUTURE RESULTS AND MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD RESULT IN LOWER PRICES FOR OUR STOCK.

         We expect our quarterly operating results to fluctuate significantly in the future based upon a number of factors, some of which are outside our control. As a result, it is possible that our operating results may be below the expectations of investors in some future period. If this were to occur, the trading price of our common stock would likely decline, perhaps significantly.

         The factors which affect whether our operating results fluctuate include:

          o    the volume, timing, delivery and acceptance of customer orders;

          o the rate of customer and end-user acceptance of our products and the volume or nature of warranty claims;

          o the market acceptance of host printing systems offered by our OEM customers;

          o changes in our pricing policies or those of our OEM customers or competitors;

          o    the relative proportion of printer and consumables sales;

          o the timely availability of sufficient volume of sole source components;

          o    fluctuations in our research and development expenditures;

          o the availability of financing arrangements for certain of our customers; and

          o economic conditions specific to the high-speed printer industry and general economic conditions.

         Additionally, because the purchase of a printing system and peripherals is expensive, it may take a significant amount of time from the first sales negotiations for a customer to complete and pay for its purchase. Historically, certain periods of the year are more profitable than others for the sale of major equipment such as our Truecolor Systems. We expect fluctuations in our revenue from quarter to quarter to apply to the purchase of our systems. Since we sell few units at high average prices, a delay in either the sale or the receipt of the purchase price for only a few units could have a considerable adverse effect on the results of operations for a fiscal quarter.

         A significant portion of our operating expenses is relatively fixed in the short term, and planned expenditures are based on sales forecasts. Sales forecasts by our customers are generally not binding. Revenue levels may fall below expectations and disproportionately affect operating results since only a small portion of our expenses vary with revenue in the short term, which could have a material adverse effect on our business, financial condition and results of operations.

         OUR DIVIDEND POLICY COULD DEPRESS OUR STOCK PRICE.

         We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future. We plan to retain any future earnings to reduce our accumulated deficit and finance growth. As a result, our dividend policy could depress the market price for our common stock.

         WE HAVE ANTI-TAKEOVER PROVISIONS IN PLACE THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL AND THEREFORE HURT OUR SHAREHOLDERS.

         Our Restated Certificate of Incorporation contains provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of our common stock. Our directors are elected on a rotating basis each year. This makes a change in the composition of the board of directors more difficult and could make it more difficult for a third party to acquire control of the company, even if such change of control might benefit the shareholders. In addition, the board of directors may issue shares of common stock and preferred stock which, if issued, could dilute and adversely affect various rights of the holders of shares of common stock. If the board of directors decides to issue this stock it could discourage an unsolicited attempt to acquire us.

         We are subject to the Connecticut Business Corporation Act, some provisions of which might prevent a change of control, even a change of control that might benefit the company and its shareholders.

         SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

         Future sales in the public market of substantial amounts of common stock or the perception that such sales may occur could cause the market price of our stock to drop significantly, even if our business is doing well. A decline in our stock price could also impair our ability to raise capital through the offering of additional debt or equity securities. Such future sales of common stock includes shares:

          o issuable upon the conversion of shares of our series B and C preferred stock;

          o    issuable upon the exercise of the warrants we have granted;

          o registered and sold because of the exercise of outstanding registration rights; and/or

          o issuable upon the exercise of other outstanding options or warrants.

         As of February 8, 2000, we had 21,973,321 shares of common stock issued and outstanding. If all the outstanding shares of series C and series B preferred stock are converted into shares of common stock and if all of our outstanding warrants and options are exercised, we will have approximately 41,512,567 shares of common stock issued and outstanding.

                           FORWARD-LOOKING STATEMENTS

         In this prospectus and the documents that we incorporate by reference, we make statements that relate to our future plans, objectives, expectations and intentions that involve risks and uncertainties. We have based these statements on our current expectations and projections about future events. These statements may be identified by the use of words such as "expect," "anticipate," "intend," "plan," "believe" and "estimate" and similar expressions. Any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbor created by that Act.

         Forward-looking statements necessarily involve risks and uncertainties. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section at page 2 and elsewhere in this prospectus. The factors set forth in the Risk Factors section and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

         All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               RECENT DEVELOPMENTS

         Closing of private placement financing; agreement with series B preferred stockholders

         On December 7, 1999, we concluded a private equity financing of a newly issued series of our preferred stock. In the financing, we issued 33,589 shares of Series C Convertible Preferred Stock, receiving gross proceeds of $100 per share or a total of $3,358,900. Each share of series C preferred stock is convertible at a fixed conversion rate of $0.40 divided into the $100 purchase price. See "Selling Stockholders."

         In connection with the closing of our series C financing, holders of our series B preferred stock agreed to accept terms similar to those of the series C preferred holders. As part of the agreement, the series B preferred holders agreed to accept the same fixed conversion rate as the series C holders. In addition, the series B preferred holders no longer receive a 6% annual premium or have redemption rights.

         Increase in the number of shares of our authorized common stock

         At our annual meeting of stockholders held on Nov. 29, 1999, the stockholders approved an amendment to the restated certificate of incorporation increasing the authorized number of shares of our common stock from 35,000,000 to 50,000,000 shares.

         Increase in the number of shares issuable under our 1995 Stock Incentive Plan

         At our annual meeting of stockholders held on Nov. 29, 1999, the stockholders approved an amendment to our 1995 Stock Incentive Plan (the "Plan") increasing the number of shares of common stock issuable under the Plan from 2,000,000 to 4,000,000 shares.

         Addition of Richard A. Hansen to our board of directors

         Richard A. Hansen was elected by our board of directors as an additional member of the board of directors on January 31, 2000. Mr. Hansen founded the investment banking firm Pennsylvania Merchant Group ("PMG") in 1986 and has served as its Chairman and Chief Executive Officer for the past thirteen years. Mr. Hansen also founded Radnor Venture Partners, a venture capital fund, which was co-managed by PMG and Safeguard Scientifics, Inc. Prior to forming PMG, Mr. Hansen served as a Vice President with Kidder Peabody & Co., Inc. and as Senior Vice President with Blyth

Eastman Dillon which was acquired by Paine Webber Group Inc. Prior to his investment banking career, he worked for Air Products & Chemicals specializing in merger and acquisition activity.

         Mr. Hansen serves on the Board of Directors of several private and public technology-based companies including Ultralife Batteries and Computone Corporation. He received a B.S. in Mechanical Engineering from the Rochester Institute of Technology and an M.S. in Industrial Administration from the Krannert Graduate School of Business of Purdue University.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are a public company and file annual, quarterly and special reports and other information with the SEC. You may read and copy and documents we file at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can obtain copies of this material from the Public Reference Section of the SEC, Washington, D.C. 20549, at prescribed rates. Our reports, proxy and information statements and other information are also available to the public at the SEC's web site. The Internet address of that site is http://www.sec.gov.

         This prospectus is only part of a registration statement filed as Form S-3/A on Form S 2 with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's public reference room or through its web site.

                      DOCUMENTS WE INCORPORATE BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to other documents that contain the information. The information we incorporate by reference is considered to be a part of this prospectus and automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and all of our filings made pursuant to the Exchange Act prior to the effectiveness of the registration statement:

          o our annual report on Form 10-K for the year ended December 31, 1998;

          o our annual report on Form 10-K/A for the year ended December 31, 1998;

          o our quarterly report on Form 10-Q for the quarter ended March 31, 1999;

          o our quarterly report on Form 10-Q/A for the quarter ended March 31, 1999;

          o our quarterly report on Form 10-Q for the quarter ended June 30, 1999;

          o our quarterly report on Form 10-Q/A for the quarter ended June 30, 1999;

          o our quarterly report on Form 10-Q for the quarter ended September 30, 1999; and

          o our current reports on Form 8-K filed with the SEC on July 15, July 26 and December 17, 1999.

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         Our latest annual report to shareholders (which includes copies of our Form 10-K and Form 10-K/A for the year ended December 31, 1998) and our latest quarterly report on Form 10-Q for the period ended September 30, 1999 will be delivered together with this prospectus.

         You may request additional copies of any of the filings listed above (including any exhibits thereto), at no cost, by writing or telephoning us at the following address:

                          Accent Color Sciences, Inc.,
                            800 Connecticut Boulevard
                        East Hartford, Connecticut, 06108
                       Attention: Chief Financial Officer
                            Telephone: (860) 610-4000

         Our internet web address is http://www.accentcolor.com. Information contained on our web site or in our promotional literature is not incorporated into this prospectus.

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone (including any broker or salesman) to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date hereof. You should not assume that this prospectus is accurate as of any other date.

                              SELLING STOCKHOLDERS

         This prospectus covers primarily shares of our common stock issuable upon conversion of shares of our Series C preferred stock. Most of the persons listed below were purchasers of series C preferred stock and the shares of common stock included in this prospectus on their behalf are those shares which they may acquire at any time by converting some or all of their shares of series C preferred stock into common stock. There are 33,589 shares of series C preferred stock outstanding. All of these shares were sold in a private equity financing which concluded on December 7, 1999. We received gross proceeds of $100 per share or a total of $3,358,900. Each share of series C preferred stock is convertible at a fixed conversion rate of $0.40 divided into the $100 purchase price. Therefore, each share of series C preferred stock is convertible at any time into 250 shares of common stock and all outstanding shares of series C preferred stock are convertible into 8,397,250 shares of common stock. All of these shares are included in the following table.

         The following table also includes shares being registered pursuant to the exercise of "piggy-back" registration rights which we have agreed to in the past in connection with previous private placement financings. These include shares previously issued and shares issuable under outstanding warrants to purchase our common stock. Most of these shares are held by or issuable on the exercise of warrants held by two institutional purchasers, the PMG Eagle Fund and Orbis Pension Trustees Limited, that participated in an interim or "bridge" financing which concluded on September 8, 1999.

         The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder as of February 11, 2000, the number of shares being offered by each selling stockholder and the number and (where appropriate, the percentage) of shares held by the beneficial owner after completion of the offering assuming that all shares offered by the selling stockholders are sold. Except as set forth in the footnotes to the table, none of the selling stockholders has held any position or office with, or otherwise had a material relationship with, us in the past three years. All information is taken from or based on ownership filings made by such persons with the Securities and Exchange Commission or upon information provided to us by such person or their agents. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

         The selling stockholders are acting individually, not as a group. The shares which may be offered are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of the shares nor are the selling stockholders obligated to sell any shares immediately under this prospectus. Because the selling stockholders may sell all or part of their shares, we cannot estimate the number of shares a selling stockholder will hold upon termination of any offering made pursuant to this registration statement.



                                          Number of Shares                           Shares Beneficially Owned
                                         Beneficially Owned        Shares to be      After the Offering (1)(2)
                                            Prior to the            Included
     Name of Selling Stockholder            Offering (1)         in the Offering        Number          Percent
     ---------------------------            ------------         ---------------        ------          -------

Accrued Investments, Inc.                      100,000               62,000             38,000             *
Donald R. Allred(3)                            161,750               43,750            118,000             *
James S. Allsopp                               435,928              250,000            185,928             *
Banque Jenni & Cie, S.A.                       100,000               70,000             30,000             *
Robert A. Bedingfield                           62,500               62,500               0                0
Bexley Enterprises Limited                     636,986              500,000            136,986             *
Joseph T. Brophy(4)                            330,649              250,000             80,649             *
William P. Brown                                50,000               45,000             5,000              *
Charles Buchheit(5)                            308,334              100,000            208,334             *
Frank J. Campbell III                          172,000              140,000             32,000             *
Deed of Trust of F. J. Campbell                 70,526               60,000             10,526             *
Settlor Dtd 12/30/96, C. Crochiere,
K. Lynam & J. Meyers Co-TTEES(6)
Frank J. Campbell III and Richard A.            75,000                75,000               0                0
Hansen TTEES Trust U/W Jane D.
Campbell
Richard J. Coburn(7)                           504,303               25,000            479,303            1.3
Thomas D. Cunningham                           250,000              250,000               0                0
Robert G. Donovan                               75,698               62,500             13,698             *
Samuel Garre III                                70,000               40,000             30,000             *
Richard C. Goodwin                             150,000              150,000               0                0
E. Balkeley and Lila K. Griswold                77,619               62,500             15,119             *
PMG Eagle Fund                               3,097,500            2,687,500            410,000            1.2
Richard Hodgson(8)(9)                          198,750              100,000             98,750             *
James J. Kim                                   120,000              120,000               0                0
Richard G. Larsen                              125,000              125,000               0                0
Brian Leung Hung Tak                           636,986              500,000            136,986             *
Robert A. Leverone                              73,349               62,500             10,849             *
Luzon Investments Ltd.                       1,687,972            1,000,000            687,972            2.0
Irving L. Mazer(10)                             65,215               50,000             15,215             *
Anthony T.S. Montagu                           100,000               76,000             24,000             *
Albert G. Nickel                               138,698              125,000             13,698             *
Pacific Alliance Limited, LLC                   70,000               70,000               0                0
David Parke                                     20,000               20,000               0                0



                                          Number of Shares                           Shares Beneficially Owned
                                         Beneficially Owned        Shares to be      After the Offering (1)(2)
                                            Prior to the            Included
     Name of Selling Stockholder            Offering (1)         in the Offering        Number          Percent
     ---------------------------            ------------         ---------------        ------          -------

Orbis Pension Trustees Limited               2,687,500             2,437,500           250,000              *
David B. Payne                                  25,000                25,000               0                0
George L. Perry                                250,000               250,000               0                0
Robert J. Petras and Christine M.               25,000                25,000               0                0
Petras
Willard F. Pinney Jr.(8)(11)                   144,799                25,000           119,799              *
Leonide C. Prince                              100,000               100,000               0                0
FH Reichel Jr. TTEE FBO Marion R.              255,000               100,000           155,000              *
Reichel U/A 2/25/66
Carol A. Sharp                                 250,000               250,000               0                0
SS Family Partnership                           15,000                15,000               0                0
Elizabeth Steele(12)                           219,118                 1,500           217,618              *
Robert H. Steele(8)(13)                        219,118               112,500           106,618              *
Dr. Gershon Stern                               38,000                38,000               0                0
Sunapee Ltd. Partnership                       100,000               100,000               0                0
Kristine Szabo                                 277,396               250,000            27,396              *
Frederick C. Tecce                              30,000                30,000               0                0
Upgrade Inc.                                   100,000               100,000               0                0
Waterhouse Nominees LTD                        115,000               100,000            15,000              0
Deed of Trust of Holly E. Zug Settlor           25,000                25,000               0                0
DTD 8/5/97 Thomas V. Zug Trustee
Connecticut Innovations, Inc.                1,250,000             1,250,000               0                0
                                TOTAL:                            12,418,750

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Shares of common stock subject to options, warrants, rights or conversion privileges currently exercisable or exercisable within 60 days of February 11, 2000 are deemed outstanding for computing the percentage of the person holding such options, warrants, rights or conversion privileges but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Assumes all shares offered are sold in the offering. The selling stockholders may or may not sell all or any portion of the shares included in this registration statement in their individual discretion.

(3) Mr. Allred serves as the director of R&D and new business development of Accent Color. Includes 180,000 shares of common stock subject to currently exercisable options granted pursuant to the 1995 Stock Incentive Plan.

(4) Mr. Brophy serves as a director of Accent Color. Includes 40,000 shares of common stock subject to currently exercisable options granted pursuant to the 1995 Stock Incentive Plan.

(5) Mr. Buchheit serves as the President, CEO, CFO and as a director of Accent Color. Includes 88,334 shares of common stock subject to options currently exercisable or exercisable within 60 days granted pursuant to the 1995 Stock Incentive Plan and 100,000 shares of common stock subject to currently exercisable warrants.

(6) Includes 10,526 shares of common stock subject to currently exercisable warrants.

(7) Mr. Coburn serves as the Chairman of the Board of Directors of Accent Color. Includes 43,334 shares of common stock subject to options currently exercisable or exercisable within 60 days granted pursuant to the 1995 Stock Incentive Plan.

(8) Includes 70,000 shares of common stock subject to currently exercisable options granted pursuant to the 1995 Stock Incentive Plan.

(9) Mr. Hodgson serves as a director of Accent Color. Includes 3,750 shares of common stock subject to currently exercisable warrants.

(10) Includes 10,215 shares of common stock subject to currently exercisable warrants.

(11) Mr. Pinney serves as the Secretary and as a director of Accent Color. Includes 30,000 shares of common stock subject to currently exercisable warrants granted to Murtha, Cullina, Richter & Pinney LLP, counsel to the company, of which Mr. Pinney is a partner.

(12) Includes 1,500 shares of common stock subject to currently exercisable warrants and 200,500 shares beneficially owned by Richard Steele, Mrs. Steele's spouse, as to all of which Mrs. Steele disclaims beneficial ownership.

(13) Mr. Steele serves as a director of Accent Color. Includes 17,118 shares of common stock owned by Mr. Steele's spouse, Elizabeth Steele and 1,500 shares of common stock subject to currently exercisable warrants issued to Elizabeth Steele, as to all of which Mr. Steele disclaims beneficial ownership.

                                 USE OF PROCEEDS

         All the shares offered by this prospectus are being offered for the account of the selling stockholders. Accordingly, all net proceeds from any sales of common stock made hereunder will go to the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, blue sky expenses, printing expenses, accounting fees, administrative expenses and our own counsel fees.

         We will receive the exercise price of any warrants exercised by the selling stockholders. We will use any proceeds received from the exercise of warrants for working capital and general corporate purposes.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock offered in this prospectus on behalf of the selling stockholders. This offering is self-underwritten; neither the selling stockholders nor we have employed an underwriter for the sale of common stock by the selling stockholders. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

         The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As a result, there can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus. The sale of any the shares may be made at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices. The selling stockholders may offer the shares for sale by one or more of, or a combination of, the following methods:

          o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

          o ordinary brokerage transactions in the OTC marketplace and transactions in which the broker solicits purchasers;

          o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o on one or more exchanges on which the shares are then listed (if any);

          o    in privately negotiated transactions;

          o    in an underwritten offering; or

          o    by any other legally available means.

         In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

         The selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require that delivery by the broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. We have not been advised, as of the date of this prospectus, of any existing arrangements between any selling stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

         The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, acting as agents or principals. You should be aware that these broker-dealers may receive compensation for their services and it is possible that a particular broker-dealer's compensation may exceed customary commissions. The selling stockholders and/or any broker-dealers acting in connection with the sale of the shares may be deemed to be underwriters under
Section 2(11) of the Securities Act. Therefore, any commissions or other compensation received by them and any profits realized by them on the resale of the shares as principals may be deemed underwriting compensation under the securities laws. Neither we nor any selling stockholder can presently estimate the amount of the compensation.

         In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Each selling stockholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of selling stockholders and other persons participating in a distribution of securities and limit the timing of their purchases and sales of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to the securities for a specified period of time before the beginning of the distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered pursuant to this registration statement.

         We have agreed to indemnify the selling stockholders and each of their officers, directors, members, employees, partners, agents and each person who controls any of the selling stockholders against certain expenses, claims, losses, damages and liabilities (or action, proceeding or inquiry by any regulatory or self-regulatory organization in respect thereof). We have also agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the selling stockholders become eligible to resell the shares covered by this prospectus pursuant to Rule 144(k) under the Securities Act.

                          DESCRIPTION OF OUR SECURITIES

         We are authorized to issue 50,000,000 shares of common stock, no par value, and 500,000 shares of preferred stock, no par value. Set forth below is a brief description of our capital stock, including summaries of certain provisions in the Company's restated certificate of incorporation, its Bylaws and the Connecticut Business Corporations Act (the "Act") and other laws of the State of Connecticut and are qualified in their entirety by reference to such documents, copies of which have been filed as exhibits to the registration statement.

         Common Stock

         Our common stock is traded on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "ACLR." The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

         As of February 8, 2000, there were 21,973,321 shares of common stock issued and outstanding. In addition, there were

          o 8,397,250 shares of common stock reserved for issuance on conversion of shares of series C preferred stock;

          o 3,640,899 shares reserved for issuance on conversion of shares of series B preferred stock;

          o 4,268,347 shares reserved for issuance upon exercise of certain outstanding warrants; and

          o 3,232,750 shares reserved for issuance upon exercise of stock options granted under our 1995 Stock Incentive Plan.

         Common stockholders are entitled to receive ratably such dividends as may be declared on the common stock by our board of directors out of funds legally available therefor, subject to the prior rights of holders of preferred stock. Holders of common stock are entitled to one vote for each share held of record with respect to the election of directors and other matters submitted for a vote of shareholders and are not entitled to cumulative voting. Holders of common stock vote together with holders of preferred stock as a single class with respect to the election of directors and other matters.

         Upon the liquidation, dissolution or winding up of the company, the holders of common stock are entitled to receive ratably the Company's net assets available after the payment of all debts and other liabilities and subject to the prior rights of the outstanding shares of our series B and series C preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

         Preferred Stock

         The rights, preferences and privileges of shareholders of common stock are subject to the prior rights of the outstanding shares of our series B and series C preferred stock.

         Series A preferred stock

         Pursuant to article fourth of our restated certificate of incorporation, our board or directors has designated a series of preferred stock entitled series A convertible preferred stock. All previously issued shares of series A preferred stock have been converted into common stock and there are no shares of such series outstanding.

         Series B preferred stock

         In 1997, our board of directors designated a series of 4,500 shares of our previously authorized preferred stock to be designated as the Series B Convertible Preferred Stock. On January 13, 1998, we issued 4,500 shares of the series B stock at a price of $1,000 per share. The series B preferred stock is convertible into such number of shares of common stock as is determined by dividing $1,113.43 (being the face value of $1,000 of each share of series B stock plus a 6% premium from the date of issuance to Nov. 30, 1999 when such premiums ceased to accrue) by a fixed conversion rate of $0.40. Therefore, each share of series B stock is convertible into approximately 2,784 shares of common stock.

         The holders of the series B preferred stock carry voting rights as provided in the our restated certificate of incorporation and as otherwise provided by the Act. Holders of series B preferred stock vote together with holders of common stock and holders of series C preferred stock as a single class with respect to the election of directors and other matters. Each holder of series B preferred stock is entitled to as many votes with respect to each share of series B preferred stock held on the record date for such vote as the number of shares of common stock into which a share of series B preferred stock is then convertible.

         The series B preferred stock does not bear dividends. The series B preferred stock ranks senior to our common stock and equal to our series C preferred stock with respect to liquidation. Each share of series B preferred stock is entitled to receive $ 1,113.43 upon liquidation. As of February 8, 2000, there were 1,308 shares of series B preferred stock outstanding all held by one institutional investor.

         Series C preferred stock

         On November 29, 1999, the board of directors designated a series of 50,000 shares of our previously authorized preferred stock, no par value per share, to be designated as the Series C Convertible Preferred Stock. On December 7, 1999, we concluded the issuance of 33,589 shares of series C preferred stock at a purchase price of $100 per share. The series C preferred stock is convertible at any time into shares of our common stock at a fixed conversion price of $0.40 per share.

         The holders of the series C preferred stock carry voting rights as provided in the our restated certificate of incorporation and as otherwise provided by the Act. Holders of series C preferred stock vote together with holders of common stock and holders of series B preferred stock as a single class with respect to the election of directors and other matters. Each holder of series C preferred stock is entitled to as many votes with respect to each share of series C preferred stock held on the record date for such vote as the number of shares of common stock into which a share of series C preferred stock is then convertible.

         Series C holders are entitled to receive noncumulative cash dividends as declared by the board of directors, except that no such dividend can be declared unless an equivalent, ratable dividend is also declared on the outstanding shares of series B preferred stock. In addition, series C holders are entitled to receive cumulative dividends at a rate of 8% per year of the initial purchase price of $100 per share but only upon the occurrence of a Liquidation Event, provided that any such dividend is coupled with an equivalent ratable dividend to the holders of the series B stock. A "Liquidation Event" is defined to include a merger (except a merger in which Accent Color is the surviving entity), consolidation, dissolution, winding up or sale of substantially all of the assets of the company, unless the holders of at least 75% of the series B and series C stock determine that any such event is not a Liquidation Event.

         In the event of any voluntary or involuntary liquidation of the company, the series C holders rank equal to the series B holders in right of payment and senior to the common stock. As of February 8, 2000, there were 33,589 shares of series C preferred stock outstanding.

         Certain provisions of Connecticut law and our restated certificate of incorporation

         Our restated certificate of incorporation contains provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of our common stock. The restated certificate of incorporation provides for a classified board of directors, and members of the board of directors may be removed only upon the affirmative vote of holders of at least two-thirds of the shares of our capital stock issued and outstanding and entitled to vote. In addition, since the board of directors is authorized to issue shares of common stock and preferred stock any such issuance could dilute and adversely affect various rights of the holders of shares of common stock and, in addition, could be used to discourage an unsolicited attempt to acquire control of the company.

         As a Connecticut corporation, we are subject to the Act, some provisions of which prohibit a publicly-held Connecticut corporation from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of our outstanding shares) with an "interested shareholder" (as defined in the Act) for a period of five years from the date of the shareholder's purchase of stock unless approved in a prescribed manner. The application of this section could prevent a change of control. Generally, approval is required by the board of directors and by a majority of our non-employee directors and by 80% of our outstanding shares and two-thirds of the voting power of shares other than shares held by the interested shareholder. There can be no assurance that these provisions will not prevent us from entering into a business combination that otherwise would be beneficial to us.

                                  LEGAL MATTERS

         Counsel for Accent Color, Murtha, Cullina, Richter and Pinney, LLP, CityPlace I, 185 Asylum Street, Hartford, Connecticut 06103-3469, has rendered an opinion to the effect that the common stock offered for resale pursuant to this registration statement is duly and validly issued, fully paid and non-assessable. Murtha, Cullina, Richter and Pinney LLP owns a warrant to acquire up to 30,000 shares of our common stock at an exercise price of $1.19 per share.

         Willard F. Pinney, Jr., a partner in Murtha, Cullina, Richter and Pinney LLP, is a stockholder of Accent Color. Mr. Pinney has served as our Corporate Secretary since 1993 and has served as a director since 1996.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to Accent Color's Annual Report on Form 10-K/A for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of PricewaterhouseCoopers LLP as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth our estimates of the expenses incurred in connection with the sale of common stock being registered, all of which will be paid by us.

SEC registration fee                                             $2,926
Legal fees and expenses                                         $15,000
Accounting fees and expenses                                     $7,500
Miscellaneous fees and expenses                                  $2,500
                                                TOTAL:          $27,926

         The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock covered by this prospectus.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         We are a Connecticut corporation. Sections 33-770 through 33-778 of the Connecticut Business Corporations Act ("Act") provide that, unless limited by its certificate of incorporation, a corporation shall indemnify any director or officer of the corporation against reasonable expenses incurred by him in connection with any action, suit or proceeding in which he is made or is threatened to be made a party by reason of having been a director or officer of the corporation if he was wholly successful in the action, on the merits or otherwise.

         In addition, these sections of the Act permit a corporation by action of its board of directors to indemnify an individual made a party to a proceeding because he was a director or officer of the corporation if:

          o    he or she conducted himself in good faith, and

          o he or she reasonably believed (1) in the case of conduct in his official capacity with the corporation, his conduct was in the best interests of the corporation and (2) in all other cases, that his conduct was at least not opposed to the best interests of the corporation and

          o in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

          Section 33-771 also provides that a corporation may not indemnify a director or officer (1) in connection with a proceeding by or in the right of the corporation in which the director or officer was held liable to the corporation or (2) in connection with any other proceeding charging improper personal benefit to the director or officer in which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not the action involved was taken in his official capacity.

         Our restated certificate of incorporation limits the personal liability of a director to the company or its shareholders for monetary damages for breach of duty as a director, to an amount equal to the amount of compensation received by the director for serving during the calendar year in which the violation occurred. This limit on liability is subject to a number of exceptions, including violations involving a knowing and culpable violation of law, a breach of duty which enables a director or an associate to receive an improper personal gain, conduct showing a lack of good faith and conscious disregard of duty to the company, a sustained and unexcused pattern of inattention, or the approval of an illegal distribution of assets of the company to its shareholders.

         For purposes of determining the receipt improper personal gains, an "associate" is defined as (1) any corporation or organization of which an Accent Color director is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of voting stock, (2) any trust or other estate in which a director has at least ten percent beneficial interest or as to which a director serves as trustee or in a similar fiduciary capacity and (3) any relative or spouse of a director, or any relative of the spouse who has the same name as the Accent Color director.

         In addition, we also maintain a directors' and officers' insurance and reimbursement policy.

Item 16.  EXHIBITS

         (a)      Exhibits:

      Exhibit No.                       Exhibit
      ---------                         -------

         3.1 Restated Certificate of Incorporation of the Company, as amended (filed herewith).

         3.2      Certificate   of   Amendment   to  Restated   Certificate   of
                  Incorporation, dated Nov. 29, 1999 (filed herewith).

         3.3 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (filed herewith as part of
                  Exhibit 3.1).

         3.4 Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, dated Nov. 29, 1999 (filed herewith).

         3.5      Bylaws of the Company, as amended December 29, 1996(1)

         4.1      Letter   agreement   with  holders  of  Series  B  Convertible
                  Preferred Stock modifying rights to conform with Series C Convertible Preferred Stock

                  (filed herewith).

         5 Opinion of Murtha, Cullina, Richter and Pinney, LLP (filed herewith)

         10.1 Product Development and Distribution Agreement dated February 16, 1996 between the Company and Xerox Corporation (2).

         10.2 Letter of Understanding dated July 2, 1996 between the Company and Xerox Corporation supplementing the Product Development and Distribution Agreement (2).

         10.3 Amendment to Product Development and Distribution Agreement between the Company and Xerox Corporation dated February 29, 1996 (2).

         10.4 Loan Agreement Promissory Note dated February 29, 1996 between the Company and Xerox Corporation (2).

         10.5 Product Purchase Agreement dated April 16, 1996 between the Company and International Business Machines Corporation (2).

         10.6     Letter  Agreement  supplementing  Product  Purchase  Agreement
                  between  the  Company  and  International   Business  Machines
                  Corporation dated February 23, 1996 (2).

         10.7 OEM Supply Agreement dated January 8, 1996 between the Company and Spectra, Inc. (2).

         10.8 Amendment No. 1 to the OEM Supply Agreement dated July 12, 1996 between the Company and Spectra, Inc. (2).

         10.9 Lease Agreement dated February 16, 1996 between the Company and John Hancock Mutual Life Insurance company (2).

         10.10 Memorandum of Understanding dated October 10, 1996 between the Company and Oce van der Grinten, N.V. (2).

         10.11 Accent Color Sciences, Inc. 1995 Stock Incentive Plan., as amended through Nov. 29, 1999 (filed herewith).

         10.12 Employment Agreement dated December 14, 1993 between the Company and Norman L. Milliard (2).

         10.13 Amendment No. 1 to Employment Agreement between the Company and Norman L. Milliard dated as of January 1, 1995 (2).

         10.14 Employment Agreement dated December 14, 1993 between the Company and Richard J. Coburn (2).

         10.15 Consulting Agreement dated August 2, 1994 between the Company and Peter Teufel (2).

         10.16 Consulting Agreement dated May 3, 1996 between the Company and Raymond N. Smith. (2).

         10.17 Consulting Agreement Dated August 2, 1994 between the Company and Klaus Werding (2).

         10.18 Letter Agreement dated February 28, 1996 between the Company and Pennsylvania Merchant Group Ltd. (2).

         10.19 Letter Agreement dated May 6, 1996 between the Company and Pennsylvania Merchant Group Ltd. (2).

         10.20 Termination Agreement dated August 20, 1996 between the Company and Pennsylvania Merchant Group Ltd. (2).

         10.21 Termination Agreement dated March 29, 1996 between the Company and Knickerbocker Securities, Inc. (2).

         10.22 Form of nondisclosure agreement between the Company and its employees (2).

         10.23 Form of Registration Rights Agreement Relating to sale of Preferred Stock of the Company (2).

         10.24 Form of Registration Rights Agreement Relating to sale of Series III Debentures of the Company (2).

         10.25 Form of Registration Rights Agreement Relating to warrants issued in connection with Series III Debentures of the Company
                  (2).

         10.26 Form of Registration Rights Agreement Relating to Warrants issued in connection with Series IV Debentures of the Company
                  (2).

         10.27 Form of Registration Rights Agreement Relating to sale of Common Stock of the Company (2).

         10.28 Registration Rights Agreement Relating to Warrants issued by the Company to Xerox Corporation (2).

         10.29 Form of Registration Rights Agreement Relating to Warrants issued pursuant to sale of Interim Notes (2).

         10.30    Form of Securities Purchase Agreement dated as of Jan. 9, 1998
                  (3).

         10.31 Form of Warrant issued in connection with the 1998 Private Placement (3).

         10.32    Form of Registration Rights Agreement dated as of Jan. 9, 1998
                  (3).

         10.33 Employment Agreement dated April 15, 1998 between Charles E. Buchheit and the Company (4).

         10.34 Loan Agreement between the Company and International Business Machines Corporation (5).

         10.35 Promissory Note between the Company and International Business Machines Corporation (5).

         10.36 Security Agreement between the Company and International Business Machines Corporation (5).

         10.37 Form of Securities Purchase Agreement dated as of November 30, 1999 (6).

         10.38    Form of Warrant Agreement dated as of November 30, 1999 (6).

         10.39 Form of Registration Rights Agreement dated as of November 30, 1999 (6).

         23.1 Consent of Murtha, Cullina, Richter and Pinney, LLP (filed herewith in the opinion set forth as Exhibit 5).

         23.2     Consent of PricewaterhouseCoopers LLP (filed herewith).

         24       Power  of  attorney   pursuant  to  which  this   registration
                  statement is signed by certain directors (6).


(1) incorporated by reference from Accent Color's registration statement on Form S-3 (file no. 333-43467) filed December 30, 1997, as amended.

(2) incorporated by reference from Accent Color's registration statement (file no. 333-14043) on Form S-1 filed on Oct. 15, 1996, as amended.

(3) incorporated by reference from Accent Color's registration statement (file no. 333-45321) on Form S-3 filed on Jan. 30, 1998, as amended.

(4) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended June 30, 1998.

(5) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended Sep. 30, 1998.

(6) incorporated by reference from Accent Color's registration statement (file no. 333-30130) on Form S-3 filed on Feb. 11, 2000.

Item 17.  UNDERTAKINGS

         (a)      The undersigned registrant undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)  To  include  any prospectus  required by Section
                  10(a)(3)   of  the  Securities  Act  of 1933,  as amended (the
                  "Securities Act");

                           (ii) To reflect in the prospectus any facts or events
                  arising  after  the  effective   date  of  this   Registration
                  Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

                   (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized, in the City of East Hartford, State of Connecticut on this 24th day of February 2000.

                                        ACCENT COLOR SCIENCES, INC.


                                                        /s/
                                        ----------------------------------
                                        By:  Charles E. Buchheit
                                        Title: President, Chief Executive
                                               Officer and Director

         Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this registration statement in the capacities and on the dates indicated.



            Signature                                 Title                              Date
            ---------                                 -----                              ----

By:         /s/                            President, Chief Executive            February 24, 2000
   ------------------------                Officer and Chief Financial
Name:  Charles E. Buchheit                           Officer

By:        /s/                              Vice Chairman and Chief              February 24, 2000
   ------------------------                     Technology Officer
Name:  Norman L. Milliard

By:        /s/                                Chairman of the Board of           February 24, 2000
   ------------------------                         Directors
Name: Richard J. Coburn

By:        /s/             *                         Director                    February 24, 2000
   ------------------------
Name: Joseph T. Brophy


By:       /s/              *                         Director                    February 24, 2000
   ------------------------
Name: Richard Hodgson


                                       33

By:       /s/              *                  Secretary and Director             February 24, 2000
   ------------------------
Name: Willard F. Pinney, Jr.


By:       /s/              *                         Director                    February 24, 2000
   ------------------------
Name: Robert H. Steele

* Signature by Charles E. Buchheit, attorney-in-fact

         EXHIBIT INDEX

      Exhibit No.               Exhibit
      ---------                 -------

         3.1 Restated Certificate of Incorporation of the Company, as amended (filed herewith).

         3.2      Certificate   of   Amendment   to  Restated   Certificate   of
                  Incorporation, dated Nov. 29, 1999 (filed herewith).

         3.3 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (filed herewith as part of
                  Exhibit 3.1).

         3.4 Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, dated Nov. 29, 1999 (filed herewith).

         3.5      Bylaws of the Company, as amended December 29, 1996(1)

         4.1      Letter   agreement   with  holders  of  Series  B  Convertible
                  Preferred Stock modifying rights to conform with Series C Convertible Preferred Stock (filed herewith).

         5 Opinion of Murtha, Cullina, Richter and Pinney, LLP (filed herewith)

         10.1 Product Development and Distribution Agreement dated February 16, 1996 between the Company and Xerox Corporation (2).

         10.2 Letter of Understanding dated July 2, 1996 between the Company and Xerox Corporation supplementing the Product Development and Distribution Agreement (2).

         10.3 Amendment to Product Development and Distribution Agreement between the Company and Xerox Corporation dated February 29, 1996 (2).

         10.4 Loan Agreement Promissory Note dated February 29, 1996 between the Company and Xerox Corporation (2).

         10.5 Product Purchase Agreement dated April 16, 1996 between the Company and International Business Machines Corporation (2).

         10.6     Letter  Agreement  supplementing  Product  Purchase  Agreement
                  between  the  Company  and  International   Business  Machines
                  Corporation dated February 23, 1996 (2).

         10.7 OEM Supply Agreement dated January 8, 1996 between the Company and Spectra, Inc. (2).

         10.8 Amendment No. 1 to the OEM Supply Agreement dated July 12, 1996 between the Company and Spectra, Inc. (2).

         10.9 Lease Agreement dated February 16, 1996 between the Company and John Hancock Mutual Life Insurance company (2).

         10.10 Memorandum of Understanding dated October 10, 1996 between the Company and Oce van der Grinten, N.V. (2).

         10.11 Accent Color Sciences, Inc. 1995 Stock Incentive Plan., as amended through Nov. 29, 1999 (filed herewith).

         10.12 Employment Agreement dated December 14, 1993 between the Company and Norman L. Milliard (2).

         10.13 Amendment No. 1 to Employment Agreement between the Company and Norman L. Milliard dated as of January 1, 1995 (2).

         10.14 Employment Agreement dated December 14, 1993 between the Company and Richard J. Coburn (2).

         10.15 Consulting Agreement dated August 2, 1994 between the Company and Peter Teufel (2).

         10.16 Consulting Agreement dated May 3, 1996 between the Company and Raymond N. Smith. (2).

         10.17 Consulting Agreement Dated August 2, 1994 between the Company and Klaus Werding (2).

         10.18 Letter Agreement dated February 28, 1996 between the Company and Pennsylvania Merchant Group Ltd. (2).

         10.19 Letter Agreement dated May 6, 1996 between the Company and Pennsylvania Merchant Group Ltd. (2).

         10.20 Termination Agreement dated August 20, 1996 between the Company and Pennsylvania Merchant Group Ltd. (2).

         10.21 Termination Agreement dated March 29, 1996 between the Company and Knickerbocker Securities, Inc. (2).

         10.22 Form of nondisclosure agreement between the Company and its employees (2).

         10.23 Form of Registration Rights Agreement Relating to sale of Preferred Stock of the Company (2).

         10.24 Form of Registration Rights Agreement Relating to sale of Series III

                  Debentures of the Company (2).

         10.25 Form of Registration Rights Agreement Relating to warrants issued in connection with Series III Debentures of the Company
                  (2).

         10.26 Form of Registration Rights Agreement Relating to Warrants issued in connection with Series IV Debentures of the Company
                  (2).

         10.27 Form of Registration Rights Agreement Relating to sale of Common Stock of the Company (2).

         10.28 Registration Rights Agreement Relating to Warrants issued by the Company to Xerox Corporation (2).

         10.29 Form of Registration Rights Agreement Relating to Warrants issued pursuant to sale of Interim Notes (2).

         10.30    Form of Securities Purchase Agreement dated as of Jan. 9, 1998
                  (3).

         10.31 Form of Warrant issued in connection with the 1998 Private Placement (3).

         10.32    Form of Registration Rights Agreement dated as of Jan. 9, 1998
                  (3).

         10.33 Employment Agreement dated April 15, 1998 between Charles E. Buchheit and the Company (4).

         10.34 Loan Agreement between the Company and International Business Machines Corporation (5).

         10.35 Promissory Note between the Company and International Business Machines Corporation (5).

         10.36 Security Agreement between the Company and International Business Machines Corporation (5).

         10.37 Form of Securities Purchase Agreement dated as of November 30, 1999 (6).

         10.38    Form of Warrant Agreement dated as of November 30, 1999 (6).

         10.39 Form of Registration Rights Agreement dated as of November 30, 1999 (6).

         23.1 Consent of Murtha, Cullina, Richter and Pinney, LLP (filed herewith in the opinion set forth as Exhibit 5).

         23.2     Consent of PricewaterhouseCoopers LLP (filed herewith).

         24       Power  of  attorney   pursuant  to  which  this   registration
                  statement is signed by certain directors (6).


(1) incorporated by reference from Accent Color's registration statement on Form S-3 (file no. 333-43467) filed December 30, 1997, as amended.

(2) incorporated by reference from Accent Color's registration statement (file no. 333-14043) on Form S-1 filed on Oct. 15, 1996, as amended.

(3) incorporated by reference from Accent Color's registration statement (file no. 333-45321) on Form S-3 filed on Jan. 30, 1998, as amended.

(4) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended June 30, 1998.

(5) incorporated by reference from Accent Color's quarterly report on Form 10-Q for the quarter ended Sep. 30, 1998.

(6) incorporated by reference from Accent Color's registration statement (file no. 333-30130) on Form S-3 filed on Feb. 11, 2000.